CUSIP No. 05460X109

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                                (AMENDMENT No. 4)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         Axion Power International, Inc.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    05460X109
                                 (CUSIP NUMBER)

                               Joseph P. Bartlett
        The Law Offices of Joseph P. Bartlett, A Professional Corporation
                             17050 SUNSET BLVD., # D
                           PACIFIC PALISADES, CA 90272
                                 (310) 584-1234
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 15, 2009
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05460X109

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         David Gelbaum, Trustee, The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (A) /X/
                                                                         (B) /_/

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             /_/

(6)      Citizenship or Place of Organization

         U.S.

                           (7)     Sole Voting Power
                                   -0-

Number of Shares           (8)     Shared Voting Power
Beneficially Owned                 18,571,429
by Each Reporting
Person With                (9)     Sole Dispositive Power
                                   -0-

                           (10)    Shared Dispositive Power
                                   18,571,429

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         18,571,429

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
                                                                             /_/

(13)     Percent of Class Represented by Amount in Row (11)
         50.9% (1)

(14)     Type of Reporting Person (See Instructions)
         IN

-------------------------
(1) Based on 36,453,437 shares of Common Stock outstanding, calculated in accordance with Rule 13d. See Item 5 for a more detailed description.

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (A) /X/
                                                                         (B) / /

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             /_/

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          18,571,429
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            18,571,429

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         18,571,429

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
                                                                             /_/

(13)     Percent of Class Represented by Amount in Row (11)
         50.9% (1)

(14)     Type of Reporting Person (See Instructions)
         IN

-------------------------
(1) Based on 36,453,437 shares of Common Stock outstanding, calculated in accordance with Rule 13d. See Item 5 for a more detailed description.

CUSIP No. 05460X109


(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (A) /X/
                                                                         (B) /_/

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             /_/

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          18,571,429
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            18,571,429

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         18,571,429

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
                                                                             /_/

(13)     Percent of Class Represented by Amount in Row (11)
         50.9% (1)

(14)     Type of Reporting Person (See Instructions)
         OO

-------------------------
(1) Based on 36,453,437 shares of Common Stock outstanding, calculated in accordance with Rule 13d. See Item 5 for a more detailed description.

CUSIP No. 05460X109

Item 1.

         This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the "Reporting Persons") with the Securities and Exchange Commission on April 30, 2008 and prior amendment thereto (collectively, the "Prior Schedules"). Capitalized terms used in this Amendment No. 4 but not otherwise defined herein have the meanings given to them in the Prior Schedules. Except as otherwise set forth herein, this Amendment No. 4 does not modify any of the information previously reported by the Reporting Persons in the Prior Schedules.

Item 5.  Interest in Securities of the Issuer

         (a) As of the date of this Amendment No. 4, each Reporting Person beneficially owns 18,571,429 shares of Common Stock, which are held of record by the Trust.

         (b) Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over the shares of Common Stock owned by the Trust.

         (c) On December 15, 2009, the Reporting Persons and Issuer entered into that certain Amendment No. 2 to Securities Purchase Agreement ("Amendment No. 2"), a copy of which is attached hereto as Exhibit "B" and the full text of which is incorporated herein by this reference. Amendment No. 2 amends that certain Securities Purchase Agreement dated January 14, 2008 ("Original Agreement"), as earlier amended by that certain Amendment to Warrants and Securities Purchase Agreement dated September 22, 2009 ("Amendment No. 1") (Original Agreement, as amended by Amendment No. 1, collectively, the "SPA"). The principal terms of Amendment No. 2 includes, without limitation, the following:

              (i) Waiver by the Reporting Persons of certain registration rights under the SPA;

              (ii) Agreement to amend certain terms of the Warrants of the Issuer held by the Reporting Persons and to surrender such Warrants in exchange for new Warrants reflecting the changes made to such Warrants pursuant to Amendment No. 1 and Amendment No. 2;

              (iii) Payment by the Reporting Persons to the Issuer of $500,000; and

              (iv) Deletion of Section 5.8 of the SPA, which set forth certain obligation on the part of the Reporting Persons to make additional $2,000,000 investment in the Issuer if the Issuer is able to complete and/or have a binding term sheet for an offering of $10,000,000 within a certain time period.

              Further, on December 15, 2009, the Reporting Persons and Issuer entered into that certain Letter Agreement (Lock-Up), pursuant to which, the Reporting Persons agreed not to, until earlier of December 15, 2010 or the occurrence of a Change of Control (as such capitalized term is defined in the Lock-Up Agreement), offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any securities of the Issuer beneficially owned by the Reporting Persons. A copy of the Letter Agreement (Lock-Up) is attached hereto as Exhibit "C", the full text of which is incorporated herein by this reference.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         (a) Pursuant to the Power of Attorney filed as Exhibit "B" to Amendment No. 4 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum's Attorney-In-Fact.

         (b) Amendment No. 2 to Securities Purchase Agreement dated December 15, 2009

         (c) Letter Agreement (Lock-Up) dated December 15, 2009

Item 7.  Material to Be Filed as Exhibits

         Exhibit A:  Agreement Regarding Joint Filing of Amendment No. 4 to
                     Schedule 13D.

         Exhibit B:  Amendment No. 2 to Securities Purchase Agreement dated
                     December 15, 2009

         Exhibit C:  Letter Agreement (Lock-Up) dated December 15, 2009

SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.



Dated:  December 23, 2009       /s/ David Gelbaum
                                -----------------------------------------------
                                David Gelbaum, Co-Trustee of The Quercus Trust



                                /s/ David Gelbaum,  As Attorney-in-fact for
                                Monica Chavez Gelbaum
                                -----------------------------------------------
                                Monica Chavez Gelbaum, Co-Trustee of The
                                Quercus Trust


                                /s/ David Gelbaum
                                -----------------------------------------------
                                The Quercus Trust, David Gelbaum, Co-Trustee
                                of The Quercus Trust

CUSIP No. 05460X109


                                    EXHIBIT A

       AGREEMENT REGARDING JOINT FILING OF AMENDMENT No. 4 TO SCHEDULE 13D
       -------------------------------------------------------------------



         The undersigned agree that Amendment No. 4 Schedule 13D with respect to the Common Stock of Axion Power International, Inc. is a joint filing being made on their behalf.


Dated:  December 23, 2009       /s/ David Gelbaum
                                -----------------------------------------------
                                David Gelbaum, Co-Trustee of The Quercus Trust



                                /s/ David Gelbaum,  As Attorney-in-fact for
                                Monica Chavez Gelbaum
                                -----------------------------------------------
                                Monica Chavez Gelbaum, Co-Trustee of The
                                Quercus Trust


                                /s/ David Gelbaum
                                -----------------------------------------------
                                The Quercus Trust, David Gelbaum, Co-Trustee
                                of The Quercus Trust

                                    EXHIBIT B

                               AMENDMENT NO. 2 TO
                               ------------------
                          SECURITIES PURCHASE AGREEMENT
                          -----------------------------


         This Amendment No. 2 to Securities Purchase Agreement ("AMENDMENT NO. 2") dated as of December 15, 2009, is made by and between Axion Power International, Inc., a Delaware corporation (the "COMPANY") and The Quercus Trust ("QUERCUS").

                                 R E C I T A L S

         A. WHEREAS, the Company and Quercus are parties to that certain Securities Purchase Agreement, dated as of January 14, 2008 (the "ORIGINAL AGREEMENT"), as amended by Amendment to Warrants and Securities Purchase Agreement, dated September 22, 2009 ("AMENDMENT NO. 1"). The Original Agreement, as amended by Amendment No. 1 is hereinafter referred to as the "SECURITIES PURCHASE AGREEMENT". Capitalized terms used herein have the respective meanings ascribed thereto in the Securities Purchase Agreement unless otherwise defined herein.

         B. WHEREAS, the Company now proposes to enter into a Purchase Agreement (the "PURCHASE AGREEMENT") with the investors party thereto (the "INVESTORS"), pursuant to which the Investors propose to purchase from the Company an aggregate of up to ? shares of common stock, par value $0.0001 per share (the "COMMON STOCK") at a purchase price of $0.57 per share (the "NEW INVESTMENT").

         C. WHEREAS, in order to induce the Investors to enter into the Purchase Agreement, the parties desire to further amend the Securities Purchase Agreement and the Warrants as set forth below and to waive certain of the provisions thereof effective as of the closing of the New Investment (the "CLOSING").

                                A G R E E M E N T

         NOW, THEREFORE, in consideration of the mutual covenants and other agreements contained in this Amendment No. 2, and intending to be legally bound, the Company and Quercus hereby agree as follows:

         1. Quercus hereby irrevocably waives any rights it has pursuant to
Article 4 of the Securities Purchase Agreement with respect to any Cut Back Shares.

         2. Sections 4.3 and 4.6 of the Warrants are hereby deleted in their entirety. Not later than the Closing, Quercus shall surrender the Warrants to the Company in exchange for new Warrants of like tenor reflecting the changes made to the Warrants pursuant to Amendment No. 1 and this Amendment No. 2.

         3. No later than the Closing, Quercus shall pay to the Company $500,000 by wire transfer of immediately available funds to an account previously specified by the Company in writing.

         4. Section 5.8 of the Securities Purchase Agreement is hereby deleted in its entirety.

         5. The amendments and waivers of the Securities Purchase Agreement and the Warrants are expressly conditioned upon and shall be effective immediately prior to the Closing of the New Investment. In the event that the New Investment is abandoned, the terms of this Amendment No. 2 shall be void and of no further force and effect.

         6. Except as expressly modified hereby, the Securities Purchase Agreement and the Warrants shall remain in full force and effect.

         7. The Investors shall be deemed to be express third party beneficiaries of this Amendment No. 2 and each Investor shall have the right to enforce this Amendment No. 2 as if it was a party hereto.

         8. This Amendment No. 2 may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 2 to be duly executed by their respective authorized signatories as of the date first indicated above.

                                    AXION POWER INTERNATIONAL, INC.


                                    By:      /s/ Tom Granville
                                             -----------------------------------
                                             Tom Granville, President

                                    THE QUERCUS TRUST


                                    By:      /s/ David Gelbaum
                                             -----------------------------------
                                             David Gelbaum, Co- Trustee

                                    EXHIBIT C

                                December 15, 2009



To the Investors party to the Purchase Agreement
with Axion Power International, Inc.
c/o Special Situations Fund III QP, L.P.
527 Madison Avenue, Suite 2600
New York, NY  10022

Ladies and Gentlemen:

         David Gelbaum and Monica Chavez Gelbaum (collectively, the "Gelbaums") are the co-trustees of The Quercus Trust (the "Trust"). As of the date hereof, the Gelbaums and the Trust are the sole beneficial owners as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of an aggregate of 18,571,430 shares of the Common Stock, par value $0.0001 per share (the "Common Stock"), of Axion Power International, Inc. (the "Company"), consisting of 8,571,430 shares of Common Stock held of record by the Trust (the "Trust Shares") and warrants held of record by the Trust (the "Trust Warrants") to acquire an aggregate of 10,000,000 shares of Common Stock (the "Trust Warrant Shares" and, collectively with the Trust Shares, and the Trust Warrants, the "Trust Securities").

         As of the date hereof, The undersigned understands that you (collectively, the "Investors"), propose to enter into a Purchase Agreement (the "Purchase Agreement") with the Company, providing for the purchase and sale of an aggregate of ? shares (the "Shares") of Common Stock, in reliance upon the exemption from securities registration afforded by the provisions of Regulation D, as promulgated by the U.S. Securities and Exchange Commission (the SEC") under the Securities Act of 1933, as amended (the "Act"). Capitalized terms used herein have the respective meanings ascribed thereto in the Purchase Agreement unless otherwise defined herein.

         In order to induce the Investors to enter into the Purchase Agreement and to purchase the Shares as provided therein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Gelbaums and the Trust, on their own behalf and on behalf of their Affiliates, hereby jointly and severally agree as follows:

         1. The Gelbaums and the Trust own the Trust Shares and the Trust Warrants and, upon any exercise of the Trust Warrants, will own the Trust Warrant Shares, free and clear of all the following (collectively called "Claims") of any nature whatsoever: security interests, liens, pledges, claims (pending or threatened), charges, escrows, encumbrances, lock-up arrangements, options, rights of first offer or refusal, community property rights, mortgages, indentures, security agreements or other agreements, arrangements, contracts, commitments, understandings or obligations, whether written or oral and whether or not relating in any way to credit or the borrowing of money. There are no agreements, understanding or arrangements (i) granting any Claim with respect to the Trust Securities to any person or entity, (ii) restricting the right of the Gelbaums or the Trust to sell the Trust Securities, (iii) restricting any other of their rights with respect to the Trust Securities, or (iv) limiting or restricting the rights of the holder of any of the Trust Securities. Except for the Trust Securities, neither the Trust, nor the Gelbaums nor any of their respective Affiliates beneficially own any capital stock of the Company or have the right to acquire beneficial ownership of any capital stock of the Company, except upon the exercise of the Trust Warrants in accordance with their terms.

         2. During the period (the "Lock-Up Period") beginning on the date hereof and ending on the earlier to occur of (i) the first anniversary of the Closing Date or (ii) a "Change of Control" (as defined below), neither the Trust nor the Gelbaums will, and shall cause their respective Affiliates not to, except as provided herein, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose (collectively, a "Transfer") of any Trust Securities, or any shares of Common Stock of the Company, any options or warrants to purchase any shares of Common Stock of the Company, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock of the Company, hereinafter acquired, by any of them or with respect to which any of them has beneficial ownership within the rules and regulations of the SEC (the "Additional Trust Securities").

                  As used herein, "Change of Control" means, at any time (i) any Person or any Persons acting together that would constitute a "group" for purposes of Section 13(d) under the Exchange Act (other than the Trust, the Gelbaums or their respective Affiliates) shall acquire beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) in a single transaction or a series of related transactions, of more than 50% of the aggregate voting power of the Company; or (ii) the Company merges into or consolidates with any other Person, or any Person merges into or consolidates with the Company and, after giving effect to such transaction, the stockholders of the Company immediately prior to such transaction own less than 50% of the aggregate voting power of the Company or the successor entity of such transaction; or (iii) the Company sells or transfers its assets, as an entirety or substantially as an entirety, to another Person.

         3. Except as expressly provided herein, the foregoing restrictions are expressly agreed to preclude the Gelbaums and the Trust from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a Transfer of the Trust Securities or the Additional Trust Securities during the Lock-Up Period even if the Trust Securities or the Additional Trust Securities would be disposed of by someone other than the Gelbaums or the Trust. Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of the Trust Securities or Additional Trust Securities or with respect to any security that includes, relates to, or derives any significant part of its value from the Common stock of the Company.

         4. The Gelbaums and the Trust hereby consent to the entry of stop transfer instructions with the Company's transfer agent and registrar prohibiting the Transfer of the Trust Securities and the Additional Trust Securities except in compliance with this Lock-up Agreement.

         5. Notwithstanding the foregoing, subject to the requirements of applicable law and any policies or procedures regarding the sale of stock by insiders of the Company, nothing herein shall prohibit the Gelbaums or the Trust from exercising any of the Trust Warrants in accordance with their terms.

         6. The Gelbaums and the Trust understand and acknowledge that (i) the Company and the Investors are relying upon this Lock-Up Agreement in connection with the entry into and consummation of the transactions contemplated by, the Purchase Agreement, and that this Lock-Up Agreement may be enforced directly by the Company or any of the Investors, (ii) this Lock-Up Agreement is irrevocable and shall be binding upon their respective heirs, legal representatives, successors and assigns, (iii) any breach or threatened breach of the terms of this Lock-Up Agreement would cause irreparable harm to the Company and the Investors for which an adequate remedy is not available at law and that, therefore, in additional to any other rights that they have at law or in equity, the Company and each Investor shall be entitled to injunctive relief and to an order of specific performance in the event of any such breach or threatened breach and shall not be required to post any bond or other security in connection therewith, (iv) this Lock-Up Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument and (v) this Lock-Up Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.


                                       Very truly yours,

                                       The Quercus Trust



                                       By: /s/ David Gelbaum
                                           -------------------------------------
                                           David Gelbaum, Co-Trustee


                                       /s/ David Gelbaum
                                       -----------------------------------------
                                       David Gelbaum, Individually


                                       /s/ Monica Chavez Gelbaum
                                       -----------------------------------------
                                       Monica Chavez Gelbaum, Individually